NEWS RELEASE

Trading Symbol:  TSX: NUAG

   OTCQX: NUPMF

NEW PACIFIC REPORTS FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS
ENDED MARCH 31, 2021

VANCOUVER, BRITISH COLUMBIA - MAY 14, 2021: New Pacific Metals Corp. ("New Pacific" or the "Company") reports its unaudited condensed consolidated interim financial results for the three and nine months ended March 31, 2021.  All figures are expressed in Canadian dollars unless otherwise stated.

QUARTERLY HIGHLIGHTS

  Silver Sand Preliminary Economic Analysis ("PEA") continues to advance with approximately 65% completed as at March 31, 2021;
  Maintained working capital of $59.98 million, sufficient to advance the Silver Sand Project and regional exploration initiatives, including the Silverstrike Project and the Carangas Project;
  Acquired 98% interest in the Carangas Silver Project subsequent to quarter-end, with an initial discovery drill program planned for 2021;
  Approved and implemented Company-wide Environmental Policy and Corporate Social Responsibility Policy; and
  Progressed regional project generation.

Dr. Mark Cruise, CEO of New Pacific, said, "I am pleased with the work our team has accomplished during the quarter as we advanced the Silver Sand project PEA. Simultaneously, our project generation team continues to assess opportunities as we continue to take advantage of our first-mover status in the country. This work led to the acquisition of the Carangas Silver Project in April 2021, where we have identified the potential for near surface bulk tonnage mineralization as well as high-grade mineralization at relatively shallow depths. We look forward to commencing a drill program this year to test our prioritized targets. With the addition of a third project to our portfolio, we are well-positioned to continue to deliver shareholder value."

FINANCIAL RESULTS

Working Capital: As at March 31, 2021, the Company had working capital of $59.98 million.

Net loss attributable to equity holders of the Company for the three months ended March 31, 2021 was $2.15 million or $0.01 per share (three months ended March 31, 2020 - net loss of $1.73 million or $0.01 per share).  The Company's financial results were mainly impacted by: (i) operating expenses of $2.04 million compared to $1.53 million in the comparative quarter of 2020; (ii) income from investments of $0.08 million compared to a loss of $1.59 million in the comparative quarter of 2020; and (iii) foreign exchange loss of $0.20 million compared to a gain of $1.39 million in the prior year quarter.

For the nine months ended March 31, 2021, net loss attributable to equity holders of the Company was $5.97 million or $0.04 per share compared to net loss of $2.05 million or $0.01 per share for the nine months ended March 31, 2020.

Operating expenses for the three and nine months ended March 31, 2021 were $2.04 million and $5.69 million, respectively (three and nine months ended March 31, 2020 - $1.53 million and $4.17 million, respectively).

Income (loss) from investments for the three and nine months ended March 31, 2021 was $0.08 million and $0.79 million, respectively (three and nine months ended March 31, 2020 - $(1.59) million and $0.86 million, respectively).

Foreign exchange loss for the three months ended March 31, 2021 was $0.20 million (three months ended March 31, 2020 - gain of $1.39 million).  The Company holds a large portion of cash and short-term investments in US dollars to support its operations in Bolivia.  Revaluation of these US-dollar-denominated financial assets to their Canadian dollar functional currency equivalents will result in unrealized foreign exchange gain or loss for the relevant reporting periods.  During the three months ended March 31, 2021, the US dollar depreciated by 1.2% against the Canadian dollar (from 1.2732 to 1.2575) while in the comparative quarter of 2020 the US dollar appreciated by 9.2% against the Canadian dollar (from 1.2988 to 1.4187).

For the nine months ended March 31, 2021, foreign exchange loss was $1.07 million (nine months ended March 31, 2020 - gain of $1.24 million).

PROJECT OVERVIEW

SILVER SAND PROJECT

Since acquiring the project in 2017, the Company has carried out extensive exploration and Mineral Resource definition drill programs.  From 2017 to 2019, the Company completed a total of 97,619 metres of drilling in 386 diamond core drillholes, representing one of the largest greenfield discovery drill programs in South America during this period.

For the three and nine months ended March 31, 2021, total expenditures of $1.12 million and $2.90 million, respectively (three and nine months ended March 31, 2020 - $2.40 million and $10.93 million, respectively) were capitalized under the Silver Sand Project.

SILVERSTRIKE PROJECT

For the three and nine months ended March 31, 2021, total expenditures of $0.54 million and $1.82 million, respectively (three and nine months ended March 31, 2020 - $0.42 million and $0.43 million, respectively) were capitalized under the Silverstrike Project.

CARANGAS PROJECT

Subsequent to March 31, 2021, the Company signed an agreement with a private Bolivian company (the "Vendor") to acquire a 98% contractual interest in the Carangas silver project.

The Carangas Project is located approximately 180 km southwest of the city of Oruro and within the 50 km from Bolivia's border with Chile.  The Vendor is owned 100% by Bolivian nationals and holds title to the two exploration licenses (covering an area of 6.25 km2) that comprise the Carangas Project. Under the agreement, the Company is required to cover 100% of the future expenditures on exploration, mining, development, and production activities.  The agreement has a term of 30 years and is renewable for an additional 15 years.  An initial discovery diamond drill program is planned to commence upon receipt of the required permits from AJAM.

For additional details on the Carangas Project, refer to the Company's news release dated April 12, 2021.

MANAGEMENT DISCUSSION AND ANALYSIS

This news release should be read in conjunction with the Company's Management Discussion and Analysis ("MD&A") and the Unaudited Condensed Consolidated Interim Financial results and notes thereto for the corresponding period, which have been filed with the Canadian Securities Administrators and are available under the Company's profile on SEDAR at www.sedar.com and on the Company's website at www.newpacificmetals.com.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company, which owns the Silver Sand Project, the Silverstrike Project and the Carangas Project, all of which are located in Bolivia. The Company is focused on progressing the development of its existing projects, while growing Mineral Resources through the exploration and acquisition of properties in the Americas.

For further information, please contact:

Stacey Pavlova, CFA

VP, Investor Relations and Corporate Communications

New Pacific Metals Corp.

Phone: (604) 633-1368

U.S. & Canada toll-free: 1 (877) 631-0593

E-mail: info@newpacificmetals.com

www.newpacificmetals.com

To receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws.  Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; and estimates of the Company's revenues and capital expenditures.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2020 and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.  All forward-looking statements in this news release are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC").  The terms "proven mineral reserve", "probable mineral reserve" and "mineral reserves" used in this news release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101.  Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "Inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity.  An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7.  Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021.  The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7.  As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources".  In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be substantially similar to corresponding definitions under the CIM Definition Standards.  During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards.  While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards.  Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.